

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 5, 2018

Dewey M. Moore, Jr.
Chief Executive Officer
Institute for Wealth Holdings, Inc.
13455 Noel Road, Suite 100
Dallas, TX 75240

> **Re: Institute for Wealth Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 22, 2018**
> **File No. 024-10780**

Dear Mr. Moore:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Compensation of Directors and Executive Officers, page 52

1.   We note your revised disclosure in response to comments 2 and 3. Please revise the tabular disclosure to include all compensation earned by your named executive officers and directors for the period covered, whether or not such compensation was deferred. Refer to Instruction 4 to Item 402(n) and Instruction to Item 402(r) of Regulation S-K for guidance.

2.   We note your footnote 3 disclosure stating that the company did not issue 10,000 shares of common stock to each of the directors Brittan and Allen they were entitled by virtue of their service as independent directors in 2017. Since these shares have not been granted, please tell us how you determined the grant date fair value as required by Item 402(r)(2)(iii) of Regulation S-K. In addition, please tell us whether the Company is required to issue these shares and when it is anticipating on doing so.

<u>Interested Transactions</u>

<u>Put Call Agreement, page 55</u>

3.   Pursuant to Section 1.02 of the Put Call Agreement (Exhibit 6.9) entered into with Michael and Ann Dugan, you are required to purchase all 343,136 shares of Series C Convertible Preferred shares held by them as long as the "Anniversary Put Notice" was received by you within the specific time period. As the sale does not appear to have been consummated the later of (i) 30 days after December 18, 2017 or (ii) the first anniversary of January 11, 2017, please revise your disclosure here and related risk factor on page 11 to clearly state that you are in default of such contractual provision, highlighting the resulting risks. Based on the revised "Use of Proceeds" disclosure on page 19 indicating that you anticipate to use $350,000 of offering proceeds to pay for the redemption of the 343,136 shares of Series C Convertible Preferred Stock, please expand to disclose whether you are currently negotiating a settlement involving the use of this offering's proceeds as a means to satisfy your obligations to these shareholders.

4.   Please revise your disclosure to state that Michael and Ann Dugan beneficially own 7.04% of common stock on an as converted basis.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Lory Empie at (202) 551-3714 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Chris Williams, Esq.